Carson & Co, LLC
CERTIFIED PUBLIC ACCOUNTANTS

SUITE 1006 VILLAGE COMMONS
SEWICKLEY, PA 15143
TELE•(412) 741-8588
FAX•(412) 741-0833
WEB• carsonco.com

Registered - Public Company
Accounting Oversight Board
Member - American Institute of
Certified Public Accountants
Pennsylvania Institute of
Certified Public Accountants

July 20, 2012

Mr. André Weisbrod
Staar Investment Trust
604 McKnight Park Drive
Pittsburgh, PA 15237

Dear André,

Thank you for allowing us to be of service in our audit role for these many years. As we previously discussed with you and the Audit Committee, we can no longer serve as Staar Investment Trust (SIT) independent registered auditors. Carson & Co. has withdrawn its registration with the Public Company Accounting Oversight Board effective July 9, 2012.

However, we would love the opportunity to continue to serve as SIT's tax accountants. We will also help in any way we can with your transition to your new auditors.

Considering how Goff, Backa, Alfera & Company, LLC stepped into the breach for the 2011 audit, I would hope you would give them special consideration as successor auditors. Dan Goff is already familiar with the audit from his role as second partner last year.

I'll call to follow up in the near future.

Best personal regards,

John F. Mavero, CPA, CVA
Hill, Barth & King LLC

cc: Richard Levkoy